82-3410

RECEIVED

2004 NOV 30 A 10:54

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

04046326

23rd November, 2004

The Secretary
National Stock Exchange
of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

SUPPL

Dear Sirs,

Resolutions to be passed by Postal Ballot

We refer to our letter dated 8th November, 2004 enclosing Notice dated 29th October, 2004, seeking approval of the Members of the Company by Postal Ballot, for alteration of the Objects Clause of the Memorandum of Association and commencement of new businesses by the Company at an appropriate time.

An advertisement, inter alia, intimating completion of despatch of the said Notice together with the Explanatory Statement and the Postal Ballot Form, was published on 22nd November, 2004, in the Kolkata editions of 'The Statesman' and 'Sambad Pratidin'. Three copies each of the newspaper clippings of the said advertisement are enclosed.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

Encl.: as above.

PROCESSED
DEC 0 1 2004
THOMSON
FINANCIAL

dlw 11/30

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

THE STATESMAN 5

KOLKATA MONDAY 22 NOVEMBER 2004

ITC Limited

NOTICE

Members are hereby informed that the Company on 16th November, 2004, has completed despatch of Notice under Section 192A of the Companies Act, 1956 read with the Companies (passing of the resolution by postal ballot) Rules, 2001 (the Rules), containing the proposed Resolutions, Explanatory Statement (annexed thereto) and Postal Ballot Form with postage prepaid self-addressed envelope, in respect of alteration of the Objects Clause of the Memorandum of Association and commencement of new businesses by the Company at an appropriate time.

The Board of Directors of the Company has appointed Mr. R. L. Auddy, Senior Solicitor, as Scrutinizer for conducting the postal ballot voting process in a fair and transparent manner.

Members are requested to return the Postal Ballot Forms duly completed and signed so as to reach the Scrutinizer on or before the close of working hours on 15th December, 2004. In terms of Rule 5(f) of the Rules, Postal Ballot Form(s) received after 15th December, 2004 will be treated as if reply from such Member(s) has not been received.

Dated : 22nd November, 2004.
Registered Office :
Virginia House
37 Jawaharlal Nehru Road
Kolkata 700071, India.

By Order of the Board
B. B. Chatterjee
Executive Vice President &
Company Secretary

ITC Limited

বিজ্ঞপ্তি

এতদ্বারা সদস্যদের জানানো যাচ্ছে যে কোম্পানি আইন, ১৯৫৬-র ১৯২এ ধারা এবং কোম্পানিসমূহের (পোস্টাল ব্যালটে প্রস্তাব প্রেরণ) বিধিসমূহ, ২০০১ (বিধিসমূহ) অনুযায়ী মেমোরান্ডাম অফ অ্যাসোসিয়েশনের অবজেক্টস ক্লজের পরিবর্তন ও যথাযথ সময়ে নতুন ব্যবসা শুরু করার জন্য এই কোম্পানি প্রস্তাবিত প্রস্তাব, ব্যাখ্যামূলক বিবৃতি (সঙ্গে সংযুক্ত) এবং নিজের নামঠিকানালেখা ও ডাকটিকিটযুক্ত খাম সহ পোস্টাল ব্যালট সমন্বিত বিজ্ঞপ্তি পাঠানোর কাজ ১৬ই নভেম্বর, ২০০৪ তারিখে সমাপ্ত করেছে।

এই কোম্পানির পরিচালক পর্ষদ ন্যায়সঙ্গত ও স্বচ্ছভাবে পোস্টাল ব্যালট নির্বাচন প্রক্রিয়া পরিচালনা করার জন্য সিনিয়র সলিসিটর শ্রী আর এল আড্ডিকে স্ক্রুটিনাইজার নিযুক্ত করেছে।

যথাযথভাবে পূরণকরা ও স্বাক্ষরিত পোস্টাল ব্যালট ফর্ম স্ক্রুটিনাইজারের কাছে ১৫ই ডিসেম্বর, ২০০৪ তারিখ বা তার আগে অফিসের কাজের সময়ের মধ্যে ফেরত পাঠানোর জন্য সদস্যদের অনুরোধ জানানো হচ্ছে। বিধিসমূহের ৫(এফ) বিধি অনুযায়ী ১৫ই ডিসেম্বর, ২০০৪ তারিখের পরে পোস্টাল ব্যালট ফর্ম (সমূহ) পেলে সেক্ষেত্রে সদস্যের (সদস্যদের) কাছ থেকে কোনো উত্তর পাওয়া যায়নি বলে গণ্য হবে।

তারিখ : ২২শে নভেম্বর, ২০০৪
রেজিস্টার্ড অফিস :
ভার্জিনিয়া হাউস
৩৭ জওহরলাল নেহরু রোড
কলকাতা ৭০০ ০৭১, ভারত

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